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                                                                      Exhibit 16


Office of Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 26, 2002


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partners on the audits of the financial statements of this registrant for the two most recent fiscal years. These individual are no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 as they relate to Arthur Andersen LLP included in the Form 8-K dated June 22, 2002 of K-Tron International, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.


Very truly yours,

/s/  Arthur Andersen LLP




Copy to:
Mr. Ronald R. Remick
Senior Vice President, Chief Financial Officer and Treasurer
K-Tron International, Inc.